THE SCOTT LAW FIRM, P.A.
                          940 NE 79th Street, Suite A
                               Miami, FL  33138

                                (305) 754-3603
                           Facsimile (305) 754-2668
                             wscott@wscottlaw.com

						June 27, 2007

Ms. Sara D. Kalin				Filed via EDGAR
Branch Chief - Legal
Division of Corporation Finance
U. S. Securities And Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Casino Players, Inc. (the "Registrant" or "Issuer")
	File No. 333-138251

Dear Ms. Kalin,

We have reproduced your letter to the Registrant of February 23, 2006, and have supplied its response immediately following each of the comments. All changes are reflected in the Issuer's Registration Statement, Pre-effective Amendment No. 3 (the "Amendment") filed herewith.

General

1.	Please consider the financial statement updating requirements outlined in Item 310 of Regulation S-B, upon filing your revised document. We may have additional comments upon review of your updated presentation.

Response:	The Issuer has updated its financials statements as of March 31,
2007 as required by Item 310 of Regulation S-B.

2.	An updated accountants' consent should be provided in the next amendment.

Response:	A consent of the independent accountant as of a current date is attached to the Amendment as Exhibit 23.1.

Cover Page

3.	While we note your response to prior comment 2, because investors do not necessarily receive the registration statement cover, please revise the cover page of the prospectus on page iii to provide disclosure similar to that provided in your 18th risk factor in order to provide investors with information regarding the pricing of the resale offering as well as the company's primary offering.

Response:	We have added the following disclosure to the cover page:

As there is no market for our common stock, the shares being offered for resale by the selling shareholders will be offered and sold at the fixed price of $0.25 per share for the duration of this offering or until the shares become quoted on a securities market, such as the Over the counter Bulletin Board or securities exchange. Sales of a substantial number of shares of our common stock by the selling shareholders within a relatively short period of time could have the effect of depressing the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

Summary of Our Offering
Our Business, page 1

4.	Please revise to provide more financial detail related to the one poker tournament cruise you have operated and clarify here or in an appropriate section of the filing, the amount of revenues and expenses that were generated during the cruise. In this regard, we note that it is important for investors to know the operating results of your casino representation business vs. your cruise business.

Response:	We have revised as follows:

The Company's goal is to add another Revenue Stream from Cruise passengers that desire to play Poker instead of Casino slots or Table games. The company operated one 7 night cruise Mini Poker Tournaments before the ship moved from the Caribbean to the Mediterranean. The Poker Tournament was to be available to all passengers, but the Cruise line changed their decision when we boarded the ship and only let play our 10 Poker passengers, denying the other 1,800 passengers the opportunity to play. The financial results were disappointing because we had 12 staff on board and were limited to only our cruise Players. The company generated enough income to cover wages, cabins, and related expenses for the week and net $1,400. We are in discussions with another cruise line to lease public space and offer Mini Tournaments to all cruise passengers. The one Poker cruise generated $1,400 net revenue compared to the year 2005 total revenues, including Poker Cruise, which totaled $7,755.

Selected Financial Data, page 2

5.	Please update the financial data in the table to reflect the most current period presented in the filing (December 31, 2006). The account balances should be consistent with those presented in the historical financial statements.

Response:	We have revised as of March 31, 2007 as follows:

                                   As of                    As of
                              December 31, 2006        December 31, 2005
                             Casino Players, Inc. Casino Rated Players, Inc.
                             ____________________ __________________________
                                  (Audited)               (Audited)

Balance Sheet

Total Assets                     $     28,153           $       2,145
Total Liabilities                $    307,674           $      82,500
Stockholders Equity (Deficit)    $   (279,521)          $     (80,346)

                                Three Months ending    Three Months ending
                                  March 31, 2007          March 31, 2007
                              Casino Players, Inc. Casino Rated Players, Inc.
                             _____________________ __________________________
                                  (Unaudited)             (Audited)

Income Statement

Revenue                          $     73,641           $      25,061
Cost of Sales                    $     65,021           $           0
Total Expenses                   $     60,584           $     178,227
Net Loss                         $    (51,964)          $    (153,166)

Risk Factors

We face very strong competition for finding and referring players to our casino partners, page 4

6.	We note your response to prior comment 11 and reissue. This risk factor seems to address two separate risks: the competitive risk to your company from casinos themselves, which also operate as your partners, and the risk to your company with respect to competition from other casino reps. Please revise to present these as two or more separate risk factors, providing more detail in each new risk factor than you have here. For example, in the risk factor(s) related to casinos, discuss any specific risks that stem from having your partners also be your competition. We note from your disclosure in other places throughout the filing that casinos are trying to increase their own database of players and may avoid paying commissions in certain circumstances.

Response:	We have revised to split into two risk factors as follows:

5.	We face very strong competition from Casino Reps.  Certain of our Casino
Rep competitors are much larger and well established and have significant financing in place for growth. There are over 800 similar Casino Reps in the marketplace. They may have lower overhead cost structures and may, therefore, be able to provide their products at lower prices than we can. We have elected to focus our marketing efforts on a niche of smaller-stakes players (and their families) who do not have the financial clout to request free or heavily discounted rooms at many casino destinations. Therefore, we can give no assurance that we will ever be able to secure long-term and profitable customer accounts.

6.	We also face very strong competition from Casinos.  Casinos are our strongest competition and spend millions of dollars to advertise their loyalty programs to past Casino Players. In addition, they send direct mailing invitations to our past guests and offer them free rooms and amenities, which exceeds our services. Casinos also have Hosts on site to take care of Players and have the ability to offer more complimentary services then we can offer, which sways the Player to go directly to the Casino Host for their next trip, versus using us.

7.	We note your response to prior comment 13 and reissue. Given your reliance on casinos to track the betting of players you refer and the inaccuracies that are possible, as per your disclosure on page 21, please add a risk factor to discuss your reliance on the casinos and how the size of your commission is tied to the play duration and better amounts of the players. Also discuss whether you have any system to independently verify the players' betting activity.

Response:	We have added the following risk factor:

22.	The commissions received from Casinos are based upon the Players' hours played per day and amount of the average bet. The Casino will issue a report to us after the Player departs, which outlines the hours played, the amount of wins or losses, and the commission paid for delivering the Player to the Casino. We rely on the Casinos' reports and do not have the ability to independently verify or challenge them. There are times when Players have advised us that they lost more than the Casino reported; however, we do not have recourse with the Casinos.

Special Note Regarding Forward-Looking Statements, page 7

8.	In response to your request for guidance with respect to the revisions we asked for in our prior comment 17, please note that the safe harbor for forward-looking statements is not applicable to new issuers. See Section 27A(a)(1) of the Securities Act. Please revise accordingly.

Response:	We have revised as follows:

The statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking.

Selling Security Holders, page 11

9.	We note your response to prior comment 25 and reissue in part.  Please expand this section to disclose the consideration paid for the securities acquired by the selling shareholders. Additionally, ensure that all agreements defining the rights of securityholders or between a selling securityholder and the company are filed as exhibits to the registration statement.

Response:	We have added as exhibit 4.1 the agreement with Big Apple
Consulting U.S.A., Inc., an entity related to Double Diamond Investments, Inc., which is the only agreement that defines the rights of securityholders or between a selling securityholder and the company. We have also revised the table and footnotes as follows:

The following table sets forth the number of shares of the common stock owned by the selling shareholders as of June 27, 2007, and after giving effect to this offering. Except as footnoted all of the selling shareholders purchased their shares in a private placement that occurred in 2005. The consideration paid is also footnoted.

Name of Selling                Shares Owned     % owned before    Shares Offered      Shares Owned      % Owned
Shareholder                    Before Offering  offering          by this Prospectus  After Offering    After Offering

Double Diamond Investments,
Inc., a Nevada corporation (1)	2,200,000	7.5%		2,200,000		0		0%

The Scott Law Firm, P.A.,
a Florida professional
association (2)			1,900,000	6.5%		1,900,000		0		0%

iVest Investments, LLC, a
Colorado limited liability
company (3)			1,000,000	3.4%		1,000,000		0		0%

David Scott (4)			2,000,000	6.8%		700,000			1,300,000	3.5%

David Dreslin (5)		200,000		Less than 1%	200,000			0		0%


(1)	Double Diamond Investments, Inc. was issued 2,200,000 shares valued at
$.01/share for services performed pursuant to an agreement with a related entity, Big Apple Consulting, U.S.A., Inc., which include 12 months investor relations services to the company valued at $22,000. Mark Kaley has ultimate voting and dispositive control of these shares.

(2)	The Scott Law Firm, P.A. acquired 1,900,000 shares valued at $19,000 at
$.01/share in a Regulation D exempt transaction in May, 2007 in exchange for services that include the completion of the registration of the shares on Form SB-2 offered by this prospectus. William S. Scott has ultimate voting and dispositive control of these shares subject to certain liabilities of the Firm.

(3) iVest Investments, LLC was issued stock for services that include the registration of shares offered by this prospectus on Form SB-2, and the provision of 12 months of legal services to the company to commence after the effectiveness of the registration statement valued at $29,000 for 2,900,000 shares valued at $.01/share. In May, 2007, the Company terminated its agreement with iVest and an executive stop was ordered by the Board of Directors of the Company to the Transfer Agent to halt the transfer of all but 1,000,000 shares, for services rendered, valued at $10,000 at $.01/share to iVest. J. Bennett Grocock has ultimate voting and dispositive control of these shares.

(4) David Scott was issued 2,000,000 shares for the development of a new website (completed 12/20/06) and 2 years service of website Search Optimization, starting from completion of the new website. The consideration of services was $20,000 at $.01/share, of which 1,300,000 shares are restricted and 700,000 will be free trading.

(5) David Dreslin was issued shares for accounting services prepared for Auditor valued at $2,000 payable in 200,000 shares at $.01/share.

Directors, Executive Officers. Promoters and Control Persons. page 1

10.	We note your response to prior comment 26 and reissue in part. It is unclear how Mr. Forhan can continue to serve as the CEO of Invicta Group and yet not be involved in its daily operations. To this extent, please tell us more about Invicta Group, such as the number of employees and who manages the daily operations.

Response:	We have revised as follows:

William G. Forhan, Chief Executive Officer, Founder and director. From January, 2004 until the present, he has served as director, CEO and significant stockholder of Invicta Group, Inc. (OTCBB: IVGR), which was owner of a majority of the stock of Casino Rated Players, Inc., our predecessor entity. Invicta Group Inc. is an Internet Media company that sells advertising online to Travel Suppliers that offer discounts to a travel enthusiast's email database of 20,000,000. The company's 2006 revenues were $406,000 and it has 3 full time employees. The operations and finance are handled by David Scott, COO, who oversees a 1 person sales force, is a part time webmaster and part time Technical person that sends the weekly emails. Forhan's responsibility is to oversee financial and legal documents. Accordingly, Mr. Forhan is not involved in the daily operations of Invicta and his involvement does not present a conflict.

Description of Business, page 20

11.	Please provide support for your assertion on the top of page 22 that a consolidation has never been done in this industry or revise to remove this language.

Response:	We have revised as follows:

We are interested in acquiring 1 to 3 Casino Rep Companies a year and intend to use available cash and newly issued shares of common or preferred stock to pay for the acquisitions. The Casino Industry has over 800 Casino Rep Companies, and there are several reasons to acquire Casino Rep Companies: increased revenues and profits for us, more clout with Casino Resorts resulting in higher commissions, entry into new marketplaces (Rep Companies have exclusive territories to market in), plus acquired Rep Companies will send Players to our sponsored Poker Tournaments on Caribbean Cruises.

Management's Discussion & Analysis, page 25

12.	We note your response to prior comment 38 and reissue in part.
Comprehensively revise this section to provide information regarding the company's results over the past two years. Include in your disclosure the business reasons underlying changes between periods and discuss any material trends. Please also expand upon your disclosure related to the Las Vegas and Caribbean Cruise groups anticipated For March 2007. For example, please explain the nature and material terms of the contracts and whether deposits have been collected.

Response:	We have revised as follows:

The company has not had advertising funds to market its services. We started tour and travel packages to Las Vegas and Caribbean Cruises that have generated sales of $36,138 in the 4th Quarter 2006, and $80,455 for the 1st Quarter 2007; both paid in full. We also have contracted 20 passengers to travel to Las Vegas in August 2007 and 50 gaming passengers sailed on a Caribbean Cruise in March 2007. We anticipate revenues increasing after marketing dollars are available to promote the companies services; even though revenues over the past 18 months have been insignificant and the trend has been decreasing.

The company's 2006 Revenues were $50,650 compared to $7,755 in 2005, and the 2006 losses were $196,493 compared to losses of $360,310 in 2005.

13.	We note your response to prior comment 39 and reissue. Please reconcile your disclosure here with your tables on pages 8 and 9. In this regard, we note that both your line items and your disclosure regarding the Funds necessary to operate for the next twelve months should be reconciled. For example, in "Use of Proceeds" you indicate that working capital will be $495,000 if only 50% of the proceeds are received, while in this section you indicate that they will be $145,000. Revise to provide consistent information throughout the filing.

Response:	We have revised as follows:

(3) Working Capital: The company's working capital will be $495,000 that will be used as needed to implement the business plan.

Certain Relationships and Related Transactions, page 26

14.	Per our prior comment 30, please revise to disclose that Mr. Forhan was the CEO and a director of Invicta at the time of the acquisition, and remains as such.

Response:	We have revised as follows:

The sale of the assets of Casino Rated Players, Inc. to the Company was negotiated by Director David Scott of Invicta, and by Mr. Fahoome and Mr. Forhan on behalf of the Company. Mr. Forhan was also a Director of Invicta during the negotiations and remains as such.

15.	While we note your response to prior comment 43, we did not see any revisions related to promoters. Please either confirm that promoters have not been involved with the company or revise to provide all of the information required by Item 404(d) of Regulation S-B.

Response:	We have added the following disclosure:

There have been no promoters involved with the Company.

Financial Statements as of December 31, 2005, page F-10

16.	We refer you to our prior comment number 44, as we do not believe this comment has been fully addressed and we are therefore reissuing the comment. Specifically, you state that at the time of your purchase of CRP, the entities were under common control. As such, the transaction should be accounted for in a manner similar to a pooling-of-interests and financial statements of the previously separate entities should be restated on a combined basis (for all periods where there was common control) to furnish comparative information. In this regard, we would expect to see comparative audited financial statements, presented together side by side showing both the predecessor and successor entities for all periods presented in the filing, assuming that common control was present during that entire time frame. We note that the financial statements that you have presented show CRP from July 13, 2004 through December 31, 2004 and CPI from July 20, 2005 through December 31, 2005. The period from January 1, 2005 through July 20, 2005 is not addressed. Further, the audit opinion for CPI covers the period from October 1, 2005 through December 31, 2005, yet the financial statements show the period from July 20, 2005 through December 31, 2005. Your audited financial statements should be revised to show recast financial statements for a single entity, and the audit opinion must fully cover all periods presented. Please revise accordingly.

Response:	The Registrant's accountant has advised that the entities were, at the time, under common control and, therefore, the transaction was recorded accordingly. We have recorded the acquisitions on a historical cost basis eliminating goodwill and any other intangible asset and the corresponding asset impairment charge. The accounting has been done similar to a pooling-of-interest. Additionally we are furnishing comparative financial information for both the processor and successor entities. Also, we have shown the financial information for all periods addressed and corrected the audit opinion to show the proper dates.

17.	As a related matter, if the acquisition was recorded at historical cost in a manner similar to a pooling, it appears that no goodwill or other intangible assets should have been recorded as the result of that acquisition. Please revise or advise.

Response:	See our response to your comment 16, above.  We have recorded the acquisition at historical cost and therefore have remove the previously recorded goodwill and related asset impairment charge.

18.	As it is unclear from your response, please confirm supplementally that common control was present for all periods under consideration (July 13, 2004 through the acquisition date, which appears to be September 30, 2005).

Response:	We supplementally advise that Casino Rated Players was controlled by William Forhan from July 13, 2004 through September 30, 2005, and that Joe Fahoome was President of Casino Rated Players from August 1, 2004 through September 30, 2005. Both are currently in control of Casino Players Inc and dba Casino Rated Players.

Signatures

19.	We reissue our prior comment 50. Please ensure that your next amendment is signed by the CEO, CFO and either the controller or principal accounting officer, along with a majority of your directors.

Response:	We have revised the signature page to indicate that William Forhan is also signing in the capacity of CFO.

* * * * *
End of responses.

	Please contact the undersigned with anything further.

						Very truly yours,


						/s/ William S. Scott
						William S. Scott, Esq.
						For the Firm

cc:	Casino Players Inc.

WSS/lf